April 6, 2009

Ms. Sherry Haywood

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549-7010

RE:	Edd Helms Group, Inc.
Preliminary Information Statement on Schedule 14C

File No. 01-17978

Schedule 13e-3
File No. 01-40749

Form 10-Q for the Quarterly Period Ended November 30, 2008
File No. 01-17978

Dear Ms Haywood:

In response to your comments, we acknowledge that:

Edd Helms Group, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Edd Helms Group, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Sincerely,

EDD HELMS GROUP, INC.

L. Wade Helms

Executive Vice President